SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C lote 226 7th floor
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. CNPJ Nº 02.558.132/0001-69 / NIRE Nº 53 3 0000580 0 Publicly-held Company MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 23, 2006

1. DATE, TIME AND PLACE: March 23, 2006, at 9:40 a.m., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, upon regular call, pursuant to the articles of incorporation.

2.  CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3.  INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, representing a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. The Directors have elected as Executive Vice-President, Finance, Planning and Control, who will occupy this office together with the office of Investor Relations Officer, under the terms of letter “g” of item III of article 23 of the Articles of Incorporation, Mr. Ernesto Daniel Gardelliano, Argentine, married, public accountant, enrolled with the National Foreigners Registry – RNE V432634-F and with the CPF/MF under nº 059.895.887-80, domiciled in the Capital of São Paulo State, with business offices at Av. Roque Petroni Júnior 1464, 6º andar, lado A, Morumbi, São Paulo - SP, who was nominated for such office at the meeting of the Board of Directors held on July 01, 2005. The Vice-President will complement the term of office in course, that is, until the 2006 Meeting of Shareholders. It is hereby declared that the officer elected herein declares not to be subject to any of the crimes provided for by Law which might prevent him from exercising business activities. With the appointment of Mr. Ernesto Daniel Gardelliano, Mr. Paulo Cesar Pereira Teixeira will no longer occupy of the office of Executive Vice-President, Finances, Planning and Control, which he was occupying on a provisional basis.

With the change described above, the Board of Executive Officers of the Company now comprises the following members:

Chief Executive Officer
            Roberto Oliveira de Lima
Executive Vice-President, Finances, Planning and Control
            Ernesto Daniel Gardelliano
Executive Vice-President, Operations
            Paulo Cesar Pereira Teixeira
Executive Vice-President, Marketing and Innovation
            Roberto Oliveira de Lima – deputy member
Vice-President, Technology and Networks
            Javier Rodríguez García
Vice-President, Customers
            Guilherme Silvério Portela Santos
Vice-President, Compliance and Institutional Relations
            Sergio Assenço Tavares dos Santos
Vice-President, IT and Products and Services Engineering
             Roberto Oliveira de Lima – deputy member.

4.2. Instruction CVM 358/2002  - updating: in order to comply with the provisions set forth in Instruction CVM no. 358/2002, Mr. Ernesto Daniel Gardelliano, the Vice-President for Finances, Planning and Control and Investor Relations Officer, was appointed as officer in charge for the performance and follow-up of the Relevant Act and Fact Disclosure Policy, in substitution for the person currently in charge therefor.

5. CLOSING OF THE MEETING: There being nothing else to be discussed, the meeting was closed, of which these minutes have been drawn-up, which after read and approved, are signed by the Directors who attended the meeting and the Secretary, and registered in the proper book. Signatures: Fernando Xavier Ferreira – Chairman of the Meeting and Chairman of the Board of Directors; Felix Pablo Ivorra Cano; Shakhaf Wine; Antonio Gonçalves de Oliveira; Luiz Kaufmann and Henri Philippe Reichstul – Directors; Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano; Luis Paulo Reis Cocco and Carlos Manuel de L. e V. Cruz – Directors represented by Mr. Shakhaf Wine. Breno Rodrigo Pacheco de Oliveira – General Secretary

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the Register of Minutes of the Board of Directors Meetings of the Company.

Breno Rodrigo Pacheco de Oliveira
General Secretary - OAB/RS nº  45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2006

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.